[EFH LETTERHEAD]

January 25, 2011

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Christopher Owings
Assistant Director

Re:	Energy Future Holdings Corp.
Registration Statement on Form S-4
File No. 333-171253

Ladies and Gentlemen:

Pursuant to the conversation between our counsel and Lisa Kohl, Attorney-Advisor, on January 25, 2011, Energy Future Holdings Corp. (the “Company”) hereby withdraws its request, dated as of January 24, 2011, with respect to the acceleration of the effectiveness of the above-referenced registration statement on Form S-4.

Sincerely,

/s/ Andrew M. Wright

Andrew M. Wright
Vice President & Associate General Counsel

cc:	Paul Keglevic (Company)
Stan Szlauderbach (Company)
Robert Little (Vinson & Elkins L.L.P.)